

10031079

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52850

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Brockhouse & Cooper Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 René-Lévesque West, suite 4025
(No. and Street)

Montréal	Québec	H3B 4W8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Messias (514) 932-7171
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Canada, LLP
(Name — if individual, state last, first, middle name)

1000 De La Gauchetière West, suite 200	Montréal	Québec	H3B 4W5
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not in residence in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 26 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A AB 5/21

OATH OR AFFIRMATION

I, Howard Messias, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brockhouse & Cooper Inc.,as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Notes to Financial Statements.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A Copy of the SIPC Supplemental Report.
- ☐ (o) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (p) Independent Auditors' Report.
- ☒ (q) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAY 26 2010
WASH, D.C.
193
SECTION



BROCKHOUSE
COOPER

Consolidated Statements of Financial Condition

March 31, 2010 and 2009

(Expressed in U.S. dollars)

Contents



Tél./Tel: 514 931 0841
Téléc./Fax: 514 931 9491
www.bdo.ca

BDO Canada s.r.l./S.E.N.C.R.L./LLP
1000, rue De La Gauchetière O. Bureau 200
Montréal QC H3B 4W5 Canada

Independent Auditors' Report

To the Stockholder of
Brockhouse & Cooper Inc.
Montréal, Quebec

We have audited the accompanying consolidated statements of financial condition of Brockhouse & Cooper Inc. (the "Company") as of March 31, 2010 and 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the financial position of Brockhouse & Cooper Inc. as of March 31, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America.

BDO Canada LLP/s.r.l./S.E.N.C.R.L.[1]

Chartered Accountants

Montréal, Quebec
May 7, 2010

[1] CA auditor permit No. 16549

Brockhouse & Cooper Inc.

Consolidated Statements of Financial Condition

(Expressed in U.S. dollars)

March 31	2010	2009
		(Restated – Note 3)
Assets		
Current		
Cash and cash equivalents (Note 4)	$ 16,786,358	$ 9,853,451
Due from clients (Note 6)	4,624,783	21,876,896
Due from brokers (Note 6)	5,473,552	1,416,919
Accounts receivable	1,103,026	745,570
Income taxes receivable	-	356,689
Financial instruments owned, at fair value (Note 7 and 12)	944,145	214,306
Due from significantly influenced company (Note 10)	41,702	49,866
Prepaid expenses	3,888	3,888
	28,977,454	34,517,585
Fixed assets, net (Note 8)	475,158	347,566
Investment (Note 9)	793,696	602,549
Deferred taxes	269,685	218,997
	$ 30,515,993	$ 35,686,697
Liabilities and Stockholder's Equity		
Current liabilities		
Due to clients (Note 6)	$ 4,881,528	$ 18,692,546
Due to brokers (Note 6)	3,966,612	3,337,001
Accounts payable, remuneration and accrued expenses	6,264,920	4,469,564
Income taxes payable	357,648	-
	15,470,708	26,499,111
Commitments (Notes 11, 13 and 15)		
Stockholder's equity		
Capital stock		
Authorized		
An unlimited number of common shares without par value		
Issued and outstanding		
42,815 common shares	1,090,708	1,090,708
Additional paid-in capital	226,084	226,084
Retained earnings	11,031,914	7,676,031
Accumulated other comprehensive income	2,696,579	194,763
	15,045,285	9,187,586
	$ 30,515,993	$ 35,686,697

On behalf of the Board

______________ Director

______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business

Brockhouse & Cooper Inc. (the "Company"), incorporated under the Canada Business Corporations Act, provides brokerage and financial advisory services internationally. Brockhouse & Cooper Inc. is a member of the Investment Industry Regulatory Organization of Canada (IIROC), the Financial Industry Regulatory Authority, Inc. (FINRA), the London Stock Exchange Inc. (LSE) and The Nasdaq Stock Market LLC (NASDAQ), is an Approved Participant in the Bourse de Montréal Inc., and is a Participating Organization in The Toronto Stock Exchange Inc. and The TSX Venture Exchange.

2. Significant Accounting Policies

BASIS OF ACCOUNTING

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company's wholly-owned subsidiaries, Brockhouse & Cooper International, Inc. and Brockhouse Cooper Asset Management Inc. All significant intercompany transactions and balances have been eliminated on consolidation.

USE OF ESTIMATES

The presentation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statements of financial condition, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of bank balances and short-term investments with maturities of three months or less from the date of acquisition. They are carried in the statements of financial condition at fair value which approximates carrying value.

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

Accounts receivable and accounts payable are initially recorded at their fair value and are subsequently carried at amortized cost. Due to their short term to maturity, fair value and amortized cost are approximated by carrying value.

FINANCIAL INSTRUMENTS OWNED

Financial instruments owned are carried in the statements of financial condition at fair value with changes in fair value recognized in the statement of income. Fair value is based on quoted market prices for exchange-traded equity and fixed income securities. In situations where the securities are not publicly traded or where restrictions on their marketability exist, securities are valued at management's estimate of market value.

Valuation of fixed income securities is affected by, amongst other factors, the liquidity of the securities, the size and the bid and ask spread, and the relative breadth of market and current yield price adjustments.

The Company accounts for its financial instruments owned on a trade date basis and transaction costs are expensed as incurred.

Dividends are recorded on the ex-dividend date and interest is accrued to the end of the year.

INVESTMENTS

The investment in a company subject to significant influence is accounted for under the equity method in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" (now ASC 323, "Investments – Equity Method and Joint Ventures").

FIXED ASSETS

Fixed assets are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line basis as follows:

Technology equipment	- 2 years
Furniture and fixtures	- 5 years
Leasehold improvements	- 5 years

(Expressed in U.S. dollars)

2. Significant Accounting Policies (continued)

FOREIGN CURRENCY TRANSLATION

The functional currency of Brockhouse & Cooper Inc. is the Canadian dollar. Transactions and the financial statements of the foreign subsidiary were translated into the functional currency using the temporal method. Under this method, each asset, liability, revenue and expense is translated into the functional currency by the use of the exchange rate in effect at the transaction date. At the year end date, monetary assets and liabilities are translated into the functional currency by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in income in the current period.

These financial statements have been translated from the functional currency into U.S. dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rate in effect at the statements of financial condition date. Revenues and expenses, including gains and losses on foreign exchange translation, are translated at average rates for the period. The gains and losses on translation are deferred and are included as a component of comprehensive income.

FINANCIAL INSTRUMENTS AND BROKERAGE AGREEMENTS

The Company's financial instruments consist of cash and cash equivalents, due from (to) clients, due from (to) brokers, accounts receivable, financial instruments owned, due from significantly influenced company and accounts payable. The classification and measurement of all such financial instruments are defined in the related accounting policy notes.

INCOME TAXES

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

NEW ACCOUNTING PRONOUNCEMENTS

Additional Disclosures Regarding Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. The ASU requires disclosing the amounts of significant transfers in and out of Level 1 and 2 fair value measurements and to describe the reasons for the transfers. The disclosures are effective for reporting periods beginning after December 15, 2009. Additionally, disclosures of the gross purchases, sales, issuances and settlements activity in Level 3 fair value measurements will be required for fiscal years beginning after December 15, 2010.

3. Change in Accounting Policies

FASB Launches Accounting Standards Codification

The FASB has issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (now ASC 105, Generally Accepted Accounting Principles). The statement establishes the FASB Accounting Standards Codification (Codification or ASC) as the single source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative.

Following the Codification, the Board will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates (ASU), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on the changes to the Codification.

(Expressed in U.S. dollars)

3. Change in Accounting Policies (continued)

GAAP is not intended to be changed as a result of the FASB's Codification project, but what does change is the way the guidance is organized and presented. As a result, these changes have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ending after September 15, 2009.

The Company is providing references to the Codification topics alongside references to the predecessor standards.

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes," (now ASC 740) which attempts to set out a consistent framework for preparers to use to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation of FASB Statement No. 109 (now ASC 740) uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than 50% likely to be realized. FIN 48 also sets out disclosure requirements to enhance transparency of an entity's tax reserves. The Company adopted this Interpretation as of April 1, 2009.

The adoption of this standard did not have an impact on the Company's financial statements.

Non-controlling Interest in Consolidated Financial Statements

In December 2007, the FASB issued Statement No. 160, Non-controlling Interests in Consolidated Financial Statements (now ASC 810-10-45-15, Consolidation—Non-controlling Interests in a Subsidiary), which establishes standards for the accounting and reporting of non-controlling interests in subsidiaries (previously called minority interests) in consolidated financial statements and for the loss of control of subsidiaries. The Standard requires that the equity interest of non-controlling shareholders, partners, or other equity holders in subsidiaries be presented as a separate item in the Company's stockholder's equity, rather than as a liability. After the initial adoption, when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary must be measured at fair value at the date of deconsolidation. The gain or loss on the deconsolidation of the subsidiary is measured using the fair value of the remaining investment, rather than the previous carrying amount of that retained investment.

The adoption of this standard did not have an impact on the Company's financial statements.

Subsequent Events

In May 2009, the FASB issued authoritative guidance for subsequent events, which establishes standards on events that occur after the balance sheet date but prior to the issuance of the financial statements. This guidance distinguishes events requiring recognition in the financial statements and those that may require disclosure in the financial statements. Furthermore, it requires disclosure of the date through which subsequent events were evaluated. The Company adopted this guidance for the year ended March 31, 2010. The Company has evaluated subsequent events for potential recognition and/or disclosure through May 7, 2010, the date these financial statements were issued.

Business Combinations

In December 2007, the FASB issued Statement No. 141(revised), Business Combinations (now ASC 805-10, Business Combinations), which is designed to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The statement retains the fundamental principle that the acquisition method of accounting (which was called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The statement also retains the guidance for identifying and recognizing intangible assets separately from goodwill. The most significant changes are: (1) acquisition costs and restructuring costs will now be expensed; (2) stock consideration will be measured based on the quoted market price as of the acquisition date instead of the date the deal is announced; (3) contingent consideration arising from contractual and non-contractual contingencies that meet the more-likely-than-not recognition threshold will be measured and recognized as an asset or liability at fair value at the acquisition date using a probability-weighted discounted cash flows model, with subsequent changes in fair value reflected in earnings; non-contractual contingencies that do not meet the more-likely-than-not criteria will continue to be recognized when they are probable and reasonably estimable; and (4) the acquirer will record a 100% step-up to fair value for all assets and liabilities, including the minority interest portion, and goodwill is recorded as if a 100% interest was acquired.

The Company adopted this standard on April 1, 2009 and it is applied prospectively. The adoption of this standard did not have an impact on the Company's financial statements.

(Expressed in U.S. dollars)

3. Change in Accounting Policies (continued)

Equity Method Investment Accounting Considerations

In November 2008, the FASB ratified the consensus reached by the EITF on Issue 08-6, "Equity Method Investment Accounting Considerations" (Issue 08-6) (now ASC 323-10, Investments—Equity Method and Joint Ventures). An entity shall measure its equity method investment initially at cost. Any other-than-temporary impairment of an equity method investment should be recognized in accordance with Opinion 18. An equity method investor shall not separately test an investee's underlying assets for impairment. Share issuance by an investee shall be accounted for as if the equity method investor had sold a proportionate share of its investment, with gain or loss recognized in earnings.

The adoption of this guidance did not have an impact on the Company's financial statements.

Accounting for Deferred Charges

In prior years, the Company had capitalized various development costs incurred by a wholly-owned subsidiary. As these costs no longer meet the definition of an asset, they have been expensed on a retroactive basis, resulting in the following restatements:

Reduction in assets and shareholder's equity on elimination of deferred costs, net tax	$ 171,129

4. Cash Segregated Under Regulations of the U.S. Securities and Exchange Commission ("SEC")

Cash of $163,264 (2009 - $324,483) has been segregated in special reserve bank accounts for the exclusive benefit of customers, in accordance with SEC Rule 15c3-1.

5. Available Credit Facility

Brockhouse & Cooper Inc. has an available credit facility with a Canadian bank to a maximum amount of CAD $4,000,000 (or its USD equivalent) at a variable rate. The bank can cancel the credit facility at any time. There was no amount outstanding as of March 31, 2010 (2009 – nil).

6. Due from/to Clients and Brokers

Included in the balance due from/to clients and brokers are the following amounts resulting from transactions which failed to settle on the contracted settlement date:

	2010	2009
Due from clients	$ 3,966,612	$ 3,337,001
Due from brokers	$ 4,062,969	$ 175,591
Due to clients	$ 4,062,969	$ 175,591
Due to brokers	$ 3,966,612	$ 3,337,001

The transactions giving rise to these balances have settled since year end, except for an amount of $74,871 included in the amount due from brokers and due to clients.

7. Financial Instruments Owned

	2010	2009
Canadian provincial bonds	$ -	$ 250
Canadian federal bonds	620,629	-
Corporate bonds	323,516	137,669
Stocks	-	76,387
	$ 944,145	$ 214,306

(Expressed in U.S. dollars)

8. Fixed Assets

						2010
		Cost		Accumulated amortization		Net
Technology equipment	$	486,809	$	166,262	$	320,547
Furniture and fixtures		230,725		178,113		52,612
Leasehold improvements		464,936		362,937		101,999
	$	1,182,470	$	707,312	$	475,158

						2009
		Cost		Accumulated amortization		Net
Technology equipment	$	199,194	$	89,309	$	109,885
Furniture and fixtures		192,958		112,560		80,398
Leasehold improvements		375,035		217,752		157,283
	$	767,187	$	419,621	$	347,566

During the current year, fully amortized assets with an original cost of $127,122 were removed from the accounts (2009 - $185,030).

9. Investment

		2010		2009
1,031 shares (2009 – 1,031) of Brockhouse Cooper SA (Pty) Ltd., a company subject to significant influence, representing a 34.4% ownership interest.				
Balance, beginning of year	$	602,549	$	347,163
Purchase of 278 shares		-		292,400
Equity in earnings of Brockhouse Cooper SA (Pty) Ltd. for the year:				
Net income for the year		43,485		31,836
Foreign exchange gain (loss) on revaluation to year end rate		147,662		(68,850)
Balance, end of year	$	793,696	$	602,549

10. Due from Significantly Influenced Company

This balance due from significantly influenced company is non-interest bearing, due upon demand and has arisen from revenues collected on behalf of the related party net of expenses paid on behalf of the related party.

11. Capital Management

The Company's business requires capital for regulatory purposes. The Company's capital structure is underpinned by stockholder's equity, which is comprised of share capital, contributed surplus and retained earnings.

In managing its capital, the Company's primary objectives are as follow:

- Meet the Company's minimum regulatory capital as required by IIROC and FINRA
- Ensure that the Company is able to meet its financial obligations as they become due
- Support the creation of stockholder value

The Company implements corporate governance practices and monitors results against its objectives. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Effective capital management employed by the Company includes measures designed to maintain capital above minimum regulatory levels.

(Expressed in U.S. dollars)

11. Capital Management (continued)

There has been no material change in the capital management practices of the Company from the previous period.

During the year ended March 31, 2010, the capital of the Company was sufficient to satisfy the regulatory requirements of IIROC which specify a minimum capital requirement of CAD $250,000 and certain minimum ratios. The capital was also sufficient to satisfy the regulatory requirements of FINRA which specify that the Company must maintain regulatory capital in excess of 6-2/3% of the aggregate indebtedness (to a minimum of $250,000 USD) and certain minimum ratios.

12. Financial Instruments and Risk Management

FAIR VALUE

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

- Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

				2010
Asset Categories	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash and cash equivalents	$ 16,786,358	$ -	$ -	$ 16,786,358
Financial instruments owned	620,629	323,516	-	944,145
	$ 17,406,987	$ 323,516	$ -	$ 17,730,503

				2009
Asset Categories	**Level 1**	**Level 2**	**Level 3**	**Total**
Cash and cash equivalents	$ 9,853,451	$ -	$ -	$ 9,853,451
Financial instruments owned	214,306	-	-	214,306
	$ 10,067,757	$ -	$ -	$ 10,067,757

There were no significant transfers between Level 1 and 2 in the period.

CREDIT RISK

Credit risk arises from the potential that a counterparty will fail to perform its obligations. Credit risk arises from cash, receivables from clients and brokers and debt security issuers.

The Company attempts to limit the risk by dealing with counterparties it considers viable.

To minimize its exposure to credit risk from transactions with clients and brokers, the Company requires settlement of securities on a cash basis or delivery against payment.

All transactions in listed securities are settled or paid for upon delivery using approved brokers. The risk of default is considered minimal, as delivery of securities sold, unless unusual circumstances exist, is only made once the broker has received payment.

The Company manages credit risk with regards to debt instruments by monitoring counterparties' credit ratings before purchasing debt instruments and maintaining very short maturity dates.

Management does not anticipate any losses for non-performance of counterparties.

There have been no significant changes to the Company's exposure to credit risks and how they arise nor how they are managed since the previous period.

(Expressed in U.S. dollars)

12. Financial Instruments and Risk Management (continued)

LIQUIDITY RISK

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they become due. The Company's management is responsible for reviewing liquidity resources to ensure funds are readily available to meet its financial obligations as they become due, as well as ensuring adequate funds exist to support business strategies and operational growth. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the balance sheet are highly liquid. The majority of the positions held as financial instruments owned are readily marketable securities. Receivables and payables from clients and brokers represent commissions due and current open transactions that generally settle within the normal settlement cycle.

The following table presents the contractual terms to maturity of the financial liabilities owed by the Company as at March 31, 2010, in addition to those disclosed in note 13. As liabilities in trading accounts are typically settled within very short time periods, they are not included in the table below.

		2010
	Carrying amount	Contractual term
Accounts payable and accrued charges	$ 6,264,920	Within twelve months
		2009
	Carrying amount	Contractual term
Accounts payable and accrued charges	$ 4,469,564	Within twelve months

There have been no significant changes to the Company's exposure to liquidity risks and how they arise nor how they are managed since the previous period.

MARKET RISK

Market risk is the risk that the fair value of the financial instruments will fluctuate because of changes in market prices. The Company separates market risk into two categories: interest rate risk and foreign exchange risk. As the Company does not invest in any significant equity positions, the Company is not exposed to market price risk.

There have been no significant changes to the Company's exposure to market risks and how they arise nor how they are managed since the previous period.

INTEREST RATE RISK

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company incurs interest rate risk on its cash, short-term investments and financial instruments owned. The Company does not hedge its exposure to interest rate risk as it is minimal.

Also, the short-term investments held by the Company usually mature overnight and as such there is no impact from interest rate volatility.

The interest rate volatility on the Company's financial instruments owned is also minor since the Company does not carry significant instruments subject to interest rate volatility.

CURRENCY RISK

Foreign exchange risk arises from the possibility that changes in the price of the foreign currencies will result in losses. As the Company's functional currency is the Canadian dollar, foreign exchange risk is measured in relation to the Canadian dollar balances. The Company's primary foreign exchange risk results from the unhedged currency. The Company's currency risk is managed based on currency holdings rather than volatility. The internal policy which sets maximum amounts by currency ensures that the Company does not have significant currency risk.

The Company trades in various currencies in order to settle international trades. However, the currency of the amount receivable is generally the same as the amount payable. As a result, the currency risk is diminished. The Company only held $1,100,000 CAD (2009 - $1,500,000) worth of foreign currencies at year end. The effect on net income as a result of a 10% change in the value of the foreign currencies would be minor. The following currencies are the highest values held:

(Expressed in U.S. dollars)

12. Financial Instruments and Risk Management (continued)

		2010
	FX Value	**CAD Value**
US dollar	238,116	241,926
EURO	224,749	307,444
BRL	149,201	84,624
ZAR	638,531	88,468

		2009
	FX Value	**CAD Value**
US dollar	225,037	283,445
EURO	192,384	321,457
GBP	96,683	174,220
ZAR	1,554,280	205,209

13. Commitments

The Company is obligated under an operating lease for its head office premises which terminates April 2013 and operating leases for its disaster recovery premises which terminate in January 2013 and March 2019. Annual and aggregate lease costs under these leases, exclusive of certain incremental occupancy costs, are approximately as follows:

Year ended March 31,		
2011	$	293,018
2012		286,143
2013		283,700
2014		62,899
2015 and thereafter		230,669
	$	1,156,429

14. Subsequent Events

Subsequent to year end a dividend in the amount of $4,500,000 CAD was declared and paid to stockholders on record as at April 23, 2010.

15. Regulatory Net Capital Requirement

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2010 the Company had regulatory net capital of $11,148,511 (2009 - $6,362,532), which was $10,117,130 (2009 - $4,595,925) in excess of its required regulatory net capital of $1,031,381 (2009 - $1,766,607). The Company's regulatory net capital ratio was 1.39 to 1 (2009 - 4.17 to 1).